P.E. 1/31/02

02016692

RECD S.E.C.
FEB 22 2002
080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

Hemosol Inc.
(Translation of registrant's name into English)

2 Meridian Road, Toronto Ontario, M9W 4Z7, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No ✓

PROCESSED
MAR 01 2002
THOMSON
FINANCIAL

C:\WINDOWS\TEMP\C.DATA.NOTES\MWSS02.DOC

The following are included in this Report on Form 6-K:

1. Media Release dated January 29, 2002.

2. Media Release dated January 31, 2002.

Media Release

Hemosol Inc.
2585 Meadowpine Blvd.
Mississauga, ON L5N 8H9

For Immediate Release

Hemosol Oxygen Therapeutic Research Shows Promise for the Prevention of Tissue Reperfusion Injury

Pre-Clinical Findings Presented at American Society of Transplant Surgeons Winter Symposium

MIAMI, FL, January 29, 2002 – A preclinical study conducted by Hemosol Inc. (NASDAQ: HMSL, TSE: HML) has successfully demonstrated that HRC-102 (formally HML-110), a conjugate of o-raffinose-polymerized hemoglobin and a soluble vitamin E analogue with broad antioxidant properties, may have special application in the treatment of reperfusion injury. These findings were recently presented at *Second Annual Winter Symposium of the American Society of Transplant Surgeons (ASTS).*

"This advancement in our pipeline illustrates both the strong research and development capabilities of Hemosol and also our commitment to building a portfolio of life-sustaining oxygen therapeutics," said David Bell, Ph.D., Vice President, Drug Development, Hemosol. "Based on these preliminary findings, Hemosol can now begin testing HRC-102 through an expanded pre-clinical development plan."

Hemoglobin-based oxygen carriers (HBOCs) are a new class of oxygen therapeutics that may be useful in situations of acute anemia, ultimately including the maintenance of isolated tissues and in the reperfusion of transplanted organs. When oxygen is reintroduced to ischemic tissue by a range of fluids, including blood, this can lead to local and systemic tissue injury as a result of the formation of reactive oxygen species. Reperfusion injury is very difficult to manage in the surgical setting. Accordingly, Hemosol scientists have been investigating the effectiveness of a hemoglobin-antioxidant conjugate as a potential agent to lessen reperfusion injury.

Study Design and Findings

The *in vitro* study, "A Hemoglobin-Based Oxygen Carrier with Antioxidant Properties for Use in Tissue Reperfusion," was conducted by Hemosol scientists.

Trolox, a water-soluble vitamin E analogue with broad antioxidant activity, was conjugated to o-raffinose-polymerized hemoglobin to create a HBOC with antioxidant properties. The following observations were made *in vitro*:

- HRC-102 appeared to provide complete protection of red blood cells exposed to peroxyl-mediated damage, making HRC-102 a viable candidate for continued development.
- Neither Trolox's antioxidant activity nor the oxygen carrying ability of the hemoglobin was impaired following conjugation.

-more-

"Hemosol's ability to modify or add new attributes to hemoglobin provides an opportunity to address a variety of clinical needs such as reperfusion injury," said Bell.

About Hemosol Inc.

Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia resulting from hemoglobin deficiencies. Hemosol has a broad range of products in development, including its flagship product Hemolink™ [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery to the circulatory system. Hemolink™ is currently being evaluated in late-stage clinical trials. The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol Inc's common shares are listed on The Nasdaq Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

Contact: **Jason Hogan**
Investor Relations
416 361 1331
800 789 3419
416 815 0080 fax
ir@hemosol.com
www.hemosol.com

Shari Beagelman
Media Relations
973 781 0200 ext. 20
917 626 7071 mobile
sbeagelman@hemosol.com

David Bell
VP, Drug Development
905 286 6207
dbell@hemosol.com

Media Release

Hemosol Inc.
2585 Meadowpine Blvd.
Mississauga, ON L5N 8H9

<u>For Immediate Release</u>

Hemosol Commences Second Hemolink™ Study in the U.S.

TORONTO, ON, January 31, 2002 – Hemosol Inc. (NASDAQ: HMSL, TSE: HML) today announced that the U.S. Food and Drug Administration (FDA) has given the Company notice to proceed with a key clinical trial of its lead oxygen therapeutic, Hemolink™ [hemoglobin raffimer], in "re-do" cardiac bypass grafting (CABG) surgery.

The two-armed study will investigate the efficacy of Hemolink™ in approximately 140 patients at more than 40 centres in the United States. Hemosol originally planned a three-arm study; after discussions with the FDA, both parties concluded that the third arm was unnecessary as part of this study and could be deleted from the protocol. All patients in the "re-do" study will undergo the same intraoperative autologous donation (IAD) procedure, with either Hemolink™ or allogeneic red blood cells administered in response to transfusion triggers.

The "re-do" study design is very similar to the ongoing primary CABG study, which received FDA approval in November of 2001 and is now actively recruiting patients; both studies are expected to run concurrently and conclude in the second quarter of 2002. Upon completion of the two studies, the Company plans to review the data with the FDA and design and initiate a third study that is expected to be pivotal for U.S. registration.

"As both the primary and 're-do' studies were designed to run concurrently, much of the preparatory work required to initiate the 're-do' study has already been done," said John W. Kennedy, President and Chief Executive Officer of Hemosol. "As such, we expect site activation work to commence immediately."

Data from the primary and "re-do" studies will be used to strengthen the Company's pending application in the U.K. Hemosol plans to respond to questions from the U.K. Medicines Control Agency in the third quarter of 2002 and expects that the regulatory body's review of the application will be complete before the end of the same year. Hemosol intends to follow the Mutual Recognition Procedure, which could allow the Company to gain approval in other European countries shortly after U.K. approval.

In addition to the efficacy study in primary and "re-do" CABG patients, the Company's clinical program also includes a high-dose general surgery study, and a study in patients experiencing chemotherapy-induced anemia. More details of these trials will be made available once the FDA has had the opportunity to complete their review of the protocols.

Hemolink™ [hemoglobin raffimer] is Hemosol's proprietary oxygen therapeutic, designed to sustain life by providing immediate and safe oxygen delivery to vital organs and tissues to improve outcomes in patients undergoing cardiac, orthopedic and other surgeries and chemotherapy.

About Hemosol Inc.
Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia resulting from hemoglobin deficiencies. Hemosol has a broad range of products in development, including its flagship product Hemolink™ [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery to the circulatory system. Hemolink™ is currently being evaluated in late-stage clinical trials. The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol Inc's common shares are listed on The Nasdaq Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

Hemolink™ is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact: **Jason Hogan**
Investor Relations
416 361 1331
800 789 3419
416 815 0080 fax
ir@hemosol.com
www.hemosol.com

Shari Beagelman
Media Relations
973 781 0200 ext. 20
917 626 7071 mobile
sbeagelman@hemosol.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMOSOL INC.

Date: February 19, 2002

By: [signature]
Name: Lee D. Hartwell
Title: Chief Financial Officer and Vice-President Corporate Development